Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lozuri Inc.
55 Enterprise Drive
Windham, NH 03087
https://lozuri.com/

Up to $124,000.00 in Common Stock at $12.50
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lozuri Inc.
Address: 55 Enterprise Drive, Windham, NH 03087
State of Incorporation: NH
Date Incorporated: September 23, 2022

Terms:

Equity

Offering Minimum: $124,000.00 | 9,920 shares of Common Stock
Offering Maximum: $124,000.00 | 9,920 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.50
Minimum Investment Amount (per investor): $125.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus:</u> If you are a predesignated community member of LOZURI Inc., you are eligible for additional 20% bonus shares.

<u>Time-Based Perks:</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares + one time 5% off website discount

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares + one time 10% off website discount

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares + lifetime 10% off website purchases

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares + lifetime 15% off website purchases

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares + lifetime 20% off website purchases

<u>Flash Perks:</u>

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 15% bonus shares

<u>Amount-Based Perks:</u>

Tier 1 Perk: Invest $1,000+ and receive 10% bonus shares + one-time 10% off website purchase

Tier 2 Perk: Invest $5,000+ and receive 15% bonus shares + one-time 15% off website purchase

Tier 3 Perk: Invest $10,000+ and receive an exclusive personalized shopping experience + 20% bonus shares + lifetime 10% off website purchase

Tier 4 Perk: Invest $20,000+ and receive a private virtual tour of the new physical store (if opened) + 25% bonus shares + lifetime 15% off website purchase + $2,000 store credit

Tier 5 Perk: Invest $50,000+ and receive a private virtual tour of the new physical store (if opened) + 30% bonus shares + lifetime 20% off website purchase + $5,000 store credit

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Lozuri Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lozuri, Inc. ("Lozuri" or the "Company") is a corporation organized under the laws of the state of New Hampshire that connects and aggregates products from over 100 European boutiques into one AI-driven platform. The Company's business model consists of zero-inventory operations focused on high-end customers seeking luxury fashion products. Our curated selection of luxury items is sold globally via direct-to-consumer channels online, with a fulfillment center in Marbella, Spain, for quality control and authentication.

The Company was granted the right to use Google Vertex AI technology for retail purposes, powering its personalized search, browse, and recommendation functionalities. In addition, Lozuri is expanding its technological integrations to include conversational AI and image-based searching.

Competitors and Industry

The personal luxury goods market was valued at approximately $400 billion in 2022 and is projected to reach over $600 billion by 2030, with 30% of sales shifting online. Millennials and Gen Z consumers are entering this market with high expectations for personalization and sustainability, making Lozuri well-positioned to capitalize on these trends.

The luxury e-commerce market includes competitors such as Cettire, Mytheresa, Italist, SSENSE, MatchesFashion, Net-a-Porter, and Farfetch. Lozuri differentiates itself with:

1. Exclusive integration with Google Vertex AI for Retail.

2. A zero-inventory business model that reduces overhead.

3. Plans for a flagship brick-and-mortar store to enhance brand legitimacy.

Current Stage and Roadmap

Lozuri launched operations in January 2023, generating $1.2M in revenue in 2023 and $1.3M in H1 of 2024. It has processed over 4,400 orders with a $944 average order value. The Company is pre-profit but has proven its operational model with significant traction.

Lozuri plans to scale operations through:

1. Expanded marketing efforts to boost customer acquisition.

2. New AI-driven features such as conversational AI and image-based searching.

3. Regional and global expansion into emerging luxury markets like the Middle East and Asia-Pacific.

4. Establishing a physical store to enhance brand recognition and consumer trust.

The Team

Officers and Directors

Name: George "Rob" Widdick

George "Rob" Widdick's current primary role is with 36creative. George "Rob" Widdick currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, and Board Member

Dates of Service: October, 2022 - Present
Responsibilities: As the Chief Executive Officer (CEO) of Lozuri Inc., I lead the strategic direction of the company, overseeing all business operations, growth initiatives, and financial performance. My role involves driving innovation through technology and ensuring the highest level of customer satisfaction while scaling the business globally and positioning Lozuri as a leader in the luxury eCommerce space. Once dedicated full-time, I plan to receive remuneration through bi-weekly base pay with board-approved bonuses in the form of cash and/or stock, where applicable and allowed.

Other business experience in the past three years:

- Employer: 36creative
  Title: Partner, Interactive Director
  Dates of Service: July, 2008 - Present
  Responsibilities: Rob oversees the strategy and execution of user experience initiatives and web engineering teams. His role has been crucial to the success of 36creative.

Name: Kanishka Wijayasiri

Kanishka Wijayasiri's current primary role is with Lucky & Me, Inc. Kanishka Wijayasiri currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CAO, and Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: As the Chief Administrative Officer (CAO) of Lozuri Inc., I oversee the daily administrative operations, ensuring that essential business functions such as human resources, compliance, and operational processes run smoothly and efficiently. I work closely with the CEO to execute strategic goals, enhance organizational effectiveness, and drive the company's operational success.

Other business experience in the past three years:

- Employer: Lucky & Me, Inc
  Title: President
  Dates of Service: July, 2012 - Present
  Responsibilities: The President of Lucky & Me is responsible for overseeing the overall operations of the company, setting strategic direction, and ensuring that business objectives align with the company's mission and goals. They lead executive decision-making, manage key business functions, and drive growth while maintaining a strong focus on the company's core values and market positioning.

Name: Jorge Orts

Jorge Orts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CPO, and Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: As the Chief People Officer (CPO) of Lozuri Inc., I oversee all aspects of talent management, culture development, and employee engagement. My role involves creating strategies to attract, retain, and develop top talent, while ensuring that the company fosters an inclusive, innovative, and collaborative work environment that aligns with our global expansion goals.

Other business experience in the past three years:

- Employer: ALGOROS VIVEROS S.L
  Title: CEO
  Dates of Service: December, 2009 - October, 2024
  Responsibilities: As the CEO and General Manager, I manage all the main fields in the company, from sales managing to COO. I also manage all the executive teams below the managing direction

Name: Stephen Gabriel

Stephen Gabriel's current primary role is with 36creative, LLC. Stephen Gabriel currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: November, 2022 - Present
  Responsibilities: As the Chief Financial Officer (CFO) of Lozuri Inc., I manage the company's financial planning, risk management, and financial reporting. My role involves overseeing budgeting, forecasting, and ensuring that Lozuri's financial strategies align with our long-term growth objectives, while also maintaining fiscal discipline to support sustainable expansion in both U.S. and global markets. Additionally, I work closely with the CEO and leadership team to optimize capital allocation and drive financial performance.

Other business experience in the past three years:

- Employer: 36creative, LLC
  Title: Managing Partner
  Dates of Service: March, 2005 - Present
  Responsibilities: I oversee operations, accounting, finance and business development at the agency.

Name: Trent Sanders

Trent Sanders's current primary role is with 36creative. Trent Sanders currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO
  Dates of Service: February, 2023 - Present
  Responsibilities: As the Chief Marketing Officer (CMO) of Lozuri Inc., I lead the development and execution of all marketing strategies, including brand positioning, digital marketing, and customer acquisition efforts. My role focuses on driving brand awareness, expanding our global customer base, and enhancing customer engagement through innovative campaigns. I work closely with the leadership team to align marketing initiatives with Lozuri's strategic goals, ensuring we capture growth opportunities in the luxury eCommerce space.

Other business experience in the past three years:

- Employer: 36creative
  Title: Managing Partner
  Dates of Service: December, 2004 - Present
  Responsibilities: As Managing Partner at 36creative, I oversee the agency's strategic vision and operations. My role involves collaborating with creative and marketing teams to help clients realize growth.

Name: Diego Martinez Perez

Diego Martinez Perez's current primary role is with ROC FASHION SL. Diego Martinez Perez currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CPO and Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: I'm responsible for defining the product strategy and managing the catalog, ensuring it aligns with market trends and customer needs.

Other business experience in the past three years:

- Employer: ROC FASHION SL
  Title: CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Founder & CEO of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Lozuri Inc was formed on September 23, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lozuri has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some

other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
KRA Trust	262,500	Common Stock	26.25%
Acoly Investments SL	287,500	Common Stock	28.75%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,920 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount of Common Stock outstanding above reflects the amount of securities that will be outstanding upon the execution of a 1-10 stock split that the company plans on effectuating immediately prior to issuing securities in connection with this Regulation Crowdfunding raise.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Shares issued as part of the formation of the company.
  Date: September 23, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue in 2022 was $0 compared to $1,963,331.00 in 2023.

Company is commercially operational and has started generating revenue starting on Jan 1, 2023.

<u>Cost of Sales</u>

Cost of Sales in 2022 was $0 compared to $979,838.00 in 2023.

Majority of the cost comes from the product itself, amounting to approx. 76.6% of total income (in 2023). As we scale through volume, we can reduce our overall costs by getting better pricing from Boutiques, and reduce our shipping costs by bulk shipping via hub and spoke to market-specific distribution centers.

<u>Gross Margins</u>

Gross margins in 2022 were 0% compared to 23.72% in 2023.

Smaller margins, but without the inventory overhead, mean we are profitable with volume.

<u>Expenses</u>

Expenese in 2022 were $0 compared to $495,126.00 in 2023.

Approx. 57% of all SG&A expenses are from advertising. As a new brand entering the luxury market, it is more expensive and costly to build trust and reputation. In our first year, we have started building the foundation to Lozuri's reputation by directly investing in customer feedback and responding to all customer issues.

Historical results and cash flows:

Lozuri Inc., incorporated in September 2022 and commenced its commercial operation during 2023, therefore no revenue generating operational activities took place in 2022.

Currently, Lozuri is progressively moving from its Startup stage in to its Growth Stage. Historical cash flows cannot be use as a representation for future expected revenue and cash flows.

Our plan is to grow sales and profitability through volume. With more order volume, Lozuri can begin to achieve positive cash flows and profitability.

Our goal is to achieve profitability by Q2 2026 through continuation of growing Lozuri's brand presence, technology, and white glove client service experiences. We strongly believe this goal can be achieved sooner with a flagship retail store, further solidifying the brand and its legitimacy through an omnichannel presence with a customer base fearful of an ecommerce-only brand.

We are in the very early stages of growth after achieving traction. With additional growth and volume, we have a positive financial outlook in our 5-year forecast.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Approx. $100k cash, Amex Business card, shareholder loans, and supplier credit line.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised by StartEngine are critical to the company's operations and success.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, no other funds outside of StartEngine have been raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

For at least one year. We would operate on a slower growth trajectory specifically outlined for the minimum raise, but we would be operating profitably. This is based on 2024 expenses and revenues, along with our growth in traffic.

How long will you be able to operate the company if you raise your maximum funding goal?

For at least one year. We would operate on a slower growth trajectory specifically outlined for the minimum raise, but we would be operating profitably. This is based on 2024 expenses and revenues, along with our growth in traffic.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None are currently anticipated.

Indebtedness

- Creditor: American Express
  Amount Owed: $146,765.00
  Interest Rate: 18.99%

- Creditor: Shopify Capital
  Amount Owed: $34,486.00
  Interest Rate: 0.0%
  Maturity Date: October 18, 2025
  Payment terms are 10% of sales until payoff. Expected payoff in January 2025.

- Creditor: Wayflyer Capital
  Amount Owed: $110,950.00
  Interest Rate: 0.0%
  Maturity Date: October 18, 2025
  Payment terms are 12% of sales until payoff, with a limit of approx. $25k/month - payback stops for the remainder of the month once caps are hit. Expected payoff is May 2025.

Related Party Transactions

- Name of Entity: Link2Lux
  Names of 20% owners: Diego Martinez
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Diego is the CEO and founder of Link2Lux, which is our supplier and connection for all products and boutiques.
  Material Terms: Agreement Duration and Termination: The agreement starts on November 1, 2022, and has an initial term of one year, automatically renewing unless either party provides a 60-day notice to terminate. Termination for a

material breach can occur if not cured within 15 business days. Products and Supply Obligations: The Supplier must provide new product templates, fulfill customer orders on time, and maintain sufficient inventory levels to meet demand. Lozuri is free to engage with other suppliers and sell competing products. Payment Terms: Marketplace pays the Supplier for products sold, remitting payments bi-weekly to a specified bank account. Reconciliations are to be reviewed and disputed within three business days; otherwise, they are deemed final. Shipping and Drop Ship Orders: The Supplier is responsible for shipping orders within three business days and must provide tracking information promptly. Lozuri pays for international shipping and a €5 handling charge per order, with the Supplier using DHL International. Returns and Refunds: Customers can return products within seven days of receipt. Lozuri handles return requests and shipping fees, while the Supplier must inspect returns before Lozuri issues refunds. The Supplier covers costs for defective or incorrectly shipped products. Warranties and Compliance: Both parties warrant that they have the authority and legal capacity to enter into the agreement. The Supplier guarantees product quality, compliance with laws, and that products are free from defects and liens. The Supplier also ensures compliance with labor laws and anti-corruption regulations. Independent Contractors: The relationship is that of independent contractors, and neither party has the authority to act on behalf of or represent the other. Governing Law: The agreement is governed by Spanish law.

- Name of Entity: 36creative, llc
  Names of 20% owners: n/a
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: LOZURI works with 36creative for branding, messaging, and marketing efforts. Rob, Trent, and Steve are partners of 36creative.
  Material Terms: A monthly retainer of $5,000 for 25 hours of support, with the possibility of increasing the monthly investment if hours are consistently exceeded. The engagement has a 60-day cancellation clause. Hourly rates for various services range from $200 to $250, with priority rates at 150% for urgent requests.

Valuation

Pre-Money Valuation: $12,500,000.00

Valuation Details:

Previous early investor bought 1,000 shares (1%) for $125,000 from 36labs LLC.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  18.0%
  We will spend 18% of funds toward marketing expenditures.

- Company Employment
  19.0%
  We are planning for an increase in hiring, including client services, to support the increase in order flow and customer demand.

- Operations
  17.0%
  We are will spend approximately 17% on all operations.

- Research & Development
  2.0%
  Research & development of systems including back office systems and price intelligence tooling.

- Working Capital
  20.0%
  We will spend approximately 20% toward working capital.

- Inventory
  6.5%
  For initial stock of the flagship store plus purchasing inventory.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  18.0%
  We will spend 18% of funds toward marketing expenditures.

- Company Employment
  19.0%
  We are planning for an increase in hiring, including client services, to support the increase in order flow and customer demand.

- Operations
  17.0%
  We are will spend approximately 17% on all operations.

- Research & Development
  2.0%
  Research & development of systems including back office systems and price intelligence tooling.

- Working Capital
  20.0%
  We will spend approximately 20% toward working capital.

- Inventory
  6.5%
  For initial stock of the flagship store plus purchasing inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lozuri.com/ (www.lozuri.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lozuri-new

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lozuri Inc.

[See attached]

Balance Sheet

Lozuri Inc.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Enterprise Bank	90,834.94
Total Cash and Cash Equivalents	**90,834.94**
Total Current Assets	**90,834.94**
Total Assets	**90,834.94**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	15,126.52
Amex Business Green Rewards Card	677.80
Total Current Liabilities	**15,804.32**
Total Liabilities	**15,804.32**
Equity	
Capital Stock: 36Labs LLC (17.75%)	15,000.00
Capital Stock: Acoly Investments SL (28.75%)	25,000.00
Capital Stock: Daniel Thiede (0.0%)	5,000.00
Capital Stock: KRA Family Trust 2022 (26.25%)	27,500.00
Capital Stock: Watsapin SL (18.75%)	20,000.00
Capital Stock: Your Marketing Automation, LLC (2.5%)	7,500.00
Current Year Earnings	(24,969.38)
Total Equity	**75,030.62**
Total Liabilities and Equity	**90,834.94**

Income Statement (Profit and Loss)

Lozuri Inc.
For the year ended December 31, 2022

	2022
Gross Profit	-

Operating Expenses

Accounting & Tax	1,775.00
Advertisement Expenses	676.00
Bank Service Charges	69.00
Computer and Software Expenses	1,583.80
Legal & Professional Fees	5,388.50
Marketing Expenses	8,453.73
Merchant Account Fees	3.18
Office & General Supplies	185.63
Rent Expense	150.00
Small Office Equipment	852.20
Website Design and Maintenance	5,832.34
Total Operating Expenses	**24,969.38**

Operating Income	**(24,969.38)**
Net Income	**(24,969.38)**

Business Cash Flow Summary

Lozuri Inc.
For the year ended December 31, 2022

	2022
Operating Activities	
Payments to suppliers and employees	(9,917.86)
Net Cash Flows from Operating Activities	**(9,917.86)**
Financing Activities	
Other cash items from financing activities	100,752.80
Net Cash Flows from Financing Activities	**100,752.80**
Net Cash Flows	**90,834.94**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	90,834.94
Cash and cash equivalents at end of period	90,834.94
Net change in cash for period	**90,834.94**

Balance Sheet

Lozuri Inc.
As of December 31, 2023

	DEC 31, 2023

Assets

Current Assets

Cash and Cash Equivalents

Enterprise Bank	83,720.92
PayPal USD	4,982.09
Total Cash and Cash Equivalents	**88,703.01**
AfterPay Clearing	753.72
Disputed Charges	17,564.61
Intercompany Lucky & Me	(2,549.99)
PayPal Clearing	1,094.40
Prepaid Expenses	2,987.47
Shopify Installment Clearing	4,204.96
Shopify Pending Payments	28,536.75
Total Current Assets	**141,294.93**
Total Assets	**141,294.93**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable	126,882.68
Amex Business Green Rewards Card	85,540.71
Gift Card Liability	898.13
Total Current Liabilities	**213,321.52**

Long Term Liabilities

Lucky and Me Note Payable	50,000.00
Total Long Term Liabilities	**50,000.00**
Total Liabilities	**263,321.52**

Equity

Capital Stock: 36Labs LLC (17.75%)	15,000.00
Capital Stock: Acoly Investments SL (28.75%)	30,000.00
Capital Stock: KRA Family Trust 2022 (26.25%)	27,500.00
Capital Stock: Watsapin SL (18.75%)	20,000.00
Capital Stock: Your Marketing Automation, LLC (2.5%)	7,500.00
Current Year Earnings	(197,057.21)

	DEC 31, 2023
Retained Earnings	(24,969.38)
Total Equity	**(122,026.59)**
Total Liabilities and Equity	**141,294.93**

◕ Exchange rates used to convert foreign currency into USD are shown below. Rates are provided by XE.com unless otherwise stated.

- **Dec 31, 2023**

  0.905688 EUR (Euro)

Income Statement (Profit and Loss)

Lozuri Inc.
For the year ended December 31, 2023

	2023
Income	
Customer Discounts	(192,077.55)
Other Income	1,182.90
Refunds & Allowances	(540,164.12)
Revenue - Website	1,963,331.15
Shipping Income	8,861.84
Shipping Protection Income	36,772.25
Total Income	**1,277,906.47**
Cost of Goods Sold	
Channel Fees	18,555.24
Courier Cost	11,087.33
Customer Credit	7,408.80
Inbound Duties and Customs	45,100.45
Inbound Freight	90,637.24
Product Costs	800,260.14
Protection Fee	6,788.53
Total Cost of Goods Sold	**979,837.73**
Gross Profit	**298,068.74**
Operating Expenses	
Accounting & Tax	18,725.00
Advertisement Expenses	281,639.28
Bad Debts	1,344.56
Bank Revaluations	10.87
Bank Service Charges	242.33
Computer and Software Expenses	17,485.34
Interest Expense	1,513.75
Legal & Professional Fees	6,617.30
Marketing Expenses	56,699.96
Merchant Account Fees	48,858.76
Office & General Supplies	96.96
Outside Services	8,844.28
Postage & Courier	270.00
Realized Currency Gains	17,375.69
Rent Expense	900.00
Unrealized Currency Gains	833.17

	2023
Website Design and Maintenance	33,668.70
Total Operating Expenses	**495,125.95**
Operating Income	**(197,057.21)**
Net Income	**(197,057.21)**

Business Cash Flow Summary

Lozuri Inc.
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	1,279,974.07
Payments to suppliers and employees	(1,349,037.73)
Cash payments from other operating activities	(17,375.69)
Net Cash Flows from Operating Activities	**(86,439.35)**
Investing Activities	
Other cash items from investing activities	(51,367.80)
Net Cash Flows from Investing Activities	**(51,367.80)**
Financing Activities	
Other cash items from financing activities	135,686.09
Net Cash Flows from Financing Activities	**135,686.09**
Net Cash Flows	**(2,121.06)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	90,834.94
Net cash flows	(2,121.06)
Effect of exchange rate changes on cash	(10.87)
Cash and cash equivalents at end of period	88,703.01
Net change in cash for period	**(2,131.93)**

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	100,000	100,000	-	-	$ 100,000
Net income (loss)	-	-	-	(24,969)	$ (24,969)
December 31, 2022	100,000	$ 100,000	$ -	$ (24,969)	$ 75,031
Net income (loss)	-	-	-	(197,057)	$ (197,057)
December 31, 2023	-	-	-	(197,057)	$ (197,057)
Net income (loss)	-	-	-	(649,152)	$ (649,152)
October 31, 2024	-	-	-	(649,152)	$ (649,152)

NOTE 1 – NATURE OF OPERATIONS

LOZURI Inc was formed on 09/23/22 ("Inception") in the State of New Hampshire. The financial statements of LOZURI Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located inWindham, NH.

LOZURI Inc is an online luxury fashion retailer that offers a curated selection of high-end designer clothing, bags, shoes, and accessories. The company sources from European boutiques to provide customers with both the latest runway pieces and rare, hard-to-find items. Each product is guaranteed to be brand new and fully authentic.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 1, 2023 and October 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from direct sales of luxury fashion items from its website. To enhance sales, LOZURI uses advanced AI-powered tools like Google Cloud's Vertex AI Search, boosting conversion rates. They also provide personalized customer service with client advisors for style recommendations and item searches. This blend of exclusive offerings, technology, and direct sales contributes to their revenue generation.

Income Taxes

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Hampshire state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory

LOZURI operates on a zero-inventory model where no inventory is held for the online retail business. Upon receiving an online customer order, the requested item is directly sourced from the respective boutique and shipped to our fulfillment center in Marbella, Spain, for inspection. The item is then shipped to the customer directly upon verifying its quality and authenticity. During the transit, the item is covered by goods-in-transit insurance.

Property, Plant and Equipment [PP&E]

Due to the Company's unique business model, leveraging on cloud-based technology eliminates the need for investment in PP&E. Consequently, no capital commitments have been made for PP&E to date.

Accrued Liabilities

LOZURI follows the accruals basis of accounting to maintain a true and fair view of the business performance and financial position. The balance sheet reflects all liabilities related to the business classified under appropriate categories based on their nature.

Debts

In addition to internally-generated funds from the online business, LOZURI has secured debt funding to support its business growth.

Debts recorded under current liabilities are of a short-term nature (repayable within 1 year or less) with interest rates aligned with the market rates based on the commercial terms agreed. Long-term debts provided by the shareholders are recorded under long term liabilities in the balance sheet and will be converted into equity prior to closing of the offering. These long-term debts have fixed term interest rates as per the contractual agreements and are accounted for on accruals basis.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.00. As of November 11, 2024, the company has currently issued 100,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has two related party transactions that are material to the company's operations.

1. Credit line through ROC Fashion DBA Link2Lux of Marbella, Spain. This entity is owned by Diego Martinez. Diego is also a majority stakeholder and co-founder of LOZURI. Link2Lux is the platform of which we collectively use to aggregate products and orders between LOZURI and boutiques across Europe.

2. 36creative LLC, of Windham, NH. 36creative has three partners involved, Steve Gabriel, Trent Sanders, and George Widdick who are co-founders of LOZURI through a holding company, 36labs, LLC of New Hampshire. All three partners are actively involved in LOZURI. 36creative provides strategy, creative, and digital marketing services to LOZURI with deferred monthly billing. Additionally, 36labs has loaned capital to LOZURI ($112,500). This loan will be converted to equity prior to the closing of the offering.

3. Lucky & Me LLC, owned by Kanishka Wijayasiri and Rochelle Perera through their Trust (KRA Family Trust 2022), in which the Trust is also a shareholder of LOZURI, has loaned capital to LOZURI ($100,000). This loan will be converted to equity prior to the closing of the offering.

4. Watsapin SL, a stockholder, has provided a capital loan to LOZURI ($24,965). This loan will be converted to equity prior to the closing of the offering.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through November 18, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, George Robert Widdick, the Chief Executive Officer of LOZURI Inc., hereby certify that the financial statements of LOZURI Inc and notes thereto for the periods ending December 31, 2023 and September 30, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $280,693; taxable income of ($197,889) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of November 18, 2024.

George Robert Widdick

George Robert Widdick
Chief Executive Officer
November 18, 2024

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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AI-Powered Luxury Designer Marketplace

LOZURI is an innovative eCommerce platform powered by advanced AI technologies, seamlessly connecting and aggregating luxury designer products from boutiques across Europe. Our cutting-edge AI ensures a personalized and efficient shopping experience, from curation to delivery.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

LOZURI

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$12.50 Per Share

MIN INVEST $125

VALUATION $12.5M

REASONS TO INVEST

Rapid Revenue Growth: LOZURI has achieved significant growth, generating over $3 million in gross sales within our first year and a half of operation.

 **Innovative Business Model:** Our zero-inventory model is highly capital-efficient and reduces overhead costs, enabling LOZURI to provide diverse luxury products.

 **AI-Driven Technology:** By leveraging Google Vertex AI for Retail and True Fit, LOZURI enhances the overall shopping experience, provides more relevant search results, and tailored recommendations.

TEAM



George "Rob" Widdick • Co-Founder, CEO & CTO

With 15+ years of tech expertise, Rob has served as Interactive Director with 36creative and previously managed global systems at Walmart Home Office. Rob has spearheaded over 1,000 projects across 370+ brands, driving success through leadership and innovation. Rob's journey reflects a deep technical and business understanding in the digital realm.

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Kanishka Wijayasiri • Co-Founder & CAO

A dynamic entrepreneur with 25+ years of leadership in the global apparel and digital markets, Kani excels in strategic operations, international business, and tech-driven innovation. Co-founder of Lucky & Me Inc., he fosters unique market offerings and has driven sustained growth. His strategic leadership is instrumental to Lozuri's success.

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Stephen Gabriel • Founding Partner, CFO

A seasoned Managing Partner with 19+ years leading 36creative, Steve excels in strategic business development. His expertise in design and tech elevates the agency's innovative approach. With a background in sales and financial analysis, Steve's leadership as CFO enhances operational capabilities, driving sustained success.

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Trent Sanders • Founding Partner, CMO

A versatile Managing Partner with 19+ years at 36creative, Trent adeptly manages operations, customer service, and business development. As co-founder of the non-profit, Mutt Society, he empowers communities through cycling. Trent's track record highlights growth, partnerships, and marketing prowess.

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Rochelle Perera • Founding Partner

A seasoned Chief Product Officer and Co-Founder at Lucky & Me Inc., Rochelle leverages over a decade of expertise in children's apparel. With a focus on sustainability and ethical sourcing, she drives product innovation and supply chain efficiency. Her background in production and merchandising management enriches her leadership in the industry.

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Diego Martinez Perez • Founding Partner, CPO

With 20+ years in fashion and e-commerce, Diego focuses on luxury markets. Previously, as a fashion buyer, he managed supplier relations, pricing, and online presence, fueling market growth. Diego's expertise lies in luxury commercial management and digital marketplace strategy.

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Patricia Gerlachovova • Creative Strategist & Editor

A seasoned Creative Strategist, Patricia brings 20+ years of fashion and advertising expertise. Specializing in event concepts, marketing campaigns, and partnerships, she excels in content creation in English and Spanish. With past roles in luxury fashion and advertising agencies across Europe, Patricia's contributions help drive brand success.

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Jorge Orts • Co-Founder

Since 2004, Jorge has led new projects at Viveros Huerto de Elche, becoming manager in 2009. He advanced to lead Algorós Viveros S.L. in 2011, envisioning global plant and garden product supply. Previously, Jorge was an e-commerce legal advisor for Telefónica - a multinational telecommunications company based in Spain.

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THE PITCH

LOZURI is an innovative eCommerce platform powered by advanced AI technologies, seamlessly connecting and aggregating luxury designer products from boutiques across Europe. Our advanced AI is designed to deliver a personalized and efficient shopping experience, from curation to delivery.

We operate on a scalable, zero-inventory model. Unlike the competition, all customer purchases are sent to our fulfillment center in Marbella, Spain, where they undergo a rigorous quality inspection and authenticity review before expedited shipping directly to customers worldwide. This allows us to deliver exclusive fashion finds within 5-10 business days, prioritizing exceptional quality.

THE PROBLEM & OUR SOLUTION

Market Opportunity: Continued Global Growth

In today's digital age, luxury shoppers face a fragmented marketplace, struggling to find exclusive designer items across various boutiques in Europe. Many online platforms lack personalization and efficiency, leading to a subpar shopping experience that often results in missed opportunities for customers. Additionally, competitors simply dropship items without inspecting them, resulting in a high return rate and less net profit. This not only frustrates customers but also increases costs associated with returning items.

LOZURI addresses this challenge by aggregating products from European boutiques into a single, user-friendly platform. Leveraging advanced AI technology, LOZURI offers personalized recommendations and a seamless shopping experience without holding inventory. We employ AI for product search, browsing, and recommendations. Additionally, we work with TrueFit, an AI-powered fitment service, to increase conversion rates through confidence and reduce returns.

By purchasing items only at the time of sale, LOZURI reduces capital costs, enabling us to operate nimbly and efficiently to ensure fast delivery and exceptional service, all within a 5-10 business day window. We inspect all items for quality and if an issue is found, we notify the customer right away, giving them options to purchase. Lastly, LOZURI invests in our client services team to ensure white glove services are akin to what a customer would expect in a retail environment. We operate through various communication channels including phone, SMS text, live chat, email, and social media for client convenience.

LOZURI



AI-Driven Experience

Personalized shopping through advanced algorithms.



Zero Inventory Model

Purchase only at the time of sale, keeping costs low.



Fast Delivery

Orders shipped within 5-10 business days from Marbella.



Wide Selection

Access to 100+ boutiques for diverse luxury options.



Cost Savings

Competitive pricing without compromising quality.



THE MARKET & OUR TRACTION

Market Opportunity: Continued Global Growth

Bain & Co estimates that in 2023 the luxury market's overall retail sales value grew to €1.51 trillion. Of this, personal luxury goods hit a new record in 2023, with the market forecast to reach €362 billion by year end. Additionally, the growth in other markets like APAC signals strong potential that LOZURI is positioned to take advantage of with their technology platform. The personal luxury goods market is expected to continue growing year over year at a steady pace after the COVID-19 Pandemic.

LOZURI aims to capitalize on opportunities in the growing personal luxury goods market, leveraging our innovative platform and technology. We offer a curated platform connecting customers with European boutiques, leveraging the projected growth of the personal luxury goods market, anticipated to reach 30% online sales by 2030.

Traction: Building Momentum and Recognition

Since our launch in January 2023, LOZURI has achieved impressive traction, processing over 4,600 orders and generating more than $3 million in gross sales, with a remarkable average order value of $944.03. Acknowledged by industry leaders, including Fern Mallis, LOZURI's innovative use of Google Vertex AI and True Fit is designed to deliver a personalized customer experience, distinguishing us from many competitors.

With a 93% recommendation rate and an unwavering commitment to customer satisfaction, LOZURI is more than a new entrant in the luxury market—we're striving to establish LOZURI as a prominent player in the luxury market. We plan to expand into new markets and explore opportunities for a flagship retail store to enhance brand presence and authority.

Market & Traction

$380B Market Value	**52%** Growth in 2024
4,600+ Total Orders	**$3M+** Sales Generated
$944.03 Average Order Value	**93%** Customer Rec. Rate

Innovative AI Integration
Powered by Google Vertex AI

Recognition
Acknowledged by Fern Mallis, Fashion Industry Leader

ABOUT

**Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.*

HEADQUARTERS

55 Enterprise Drive
Windham, NH 03087

WEBSITE

View Site

LOZURI is an innovative eCommerce platform powered by advanced AI technologies, seamlessly connecting and aggregating luxury designer products from boutiques across Europe. Our cutting-edge AI ensures a personalized and efficient shopping experience, from curation to delivery.

TERMS

Lozuri

Overview

PRICE PER SHARE

$12.50

VALUATION

$12.5M

DEADLINE

Dec. 16, 2024 at 11:59 PM UTC

FUNDING GOAL

$124K - $124K

Breakdown

MIN INVESTMENT

$125

OFFERING TYPE

Equity

MAX INVESTMENT

$124,000

SHARES OFFERED

Common Stock

MIN NUMBER OF SHARES OFFERED

9,920

MAX NUMBER OF SHARES OFFERED

9,920

Maximum Number of Shares Offered subject to adjustment for bonus shares

| SEC Recent Filing |  |

| Offering Memorandum |  |

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$141,295	$90,835
Cash & Cash Equivalents	$88,703	$90,835
Accounts Receivable	$0	$0
Short-Term Debt	$213,322	$15,804
Long-Term Debt	$50,000	$0
Revenue & Sales	$1,277,906	$0
Costs of Goods Sold	$979,838	$0
Taxes Paid	$0	$0
Net Income	-$197,057	-$24,969

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: If you are a predesignated community member of LOZURI Inc., you are eligible for additional 20% bonus shares.

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares + one time 5% off website discount

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares + one time 10% off website discount

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares + lifetime 10% off website purchases

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares + lifetime 15% off website purchases

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares + lifetime 20% off website purchases

Flash Perks:

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 15% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 15% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $1,000+ and receive 10% bonus shares + one-time 10% off website purchase

Tier 2 Perk: Invest $5,000+ and receive 15% bonus shares + one-time 15% off website purchase

Tier 3 Perk: Invest $10,000+ and receive an exclusive personalized shopping experience + 20% bonus shares + lifetime 10% off website purchase

Tier 4 Perk: Invest $20,000+ and receive a private virtual tour of the new physical store (if opened) + 25% bonus shares + lifetime 15% off website purchase + $2,000 store credit

Tier 5 Perk: Invest $50,000+ and receive a private virtual tour of the new physical store (if opened) + 30% bonus shares + lifetime 20% off website purchase + $5,000 store credit

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lozuri Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Women's Wear Daily (WWD)
Emerging Brands Gain Access to True Fit's Fashion Genome via Shopify, and it's Paying Off.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



State of New Hampshire
Department of State



Accepted Date: **09/28/2022**

Business Name: **LOZURI INC.**

Principal Office Address: **1 Prescott Road, Windham, NH, 03087, USA**

RE: Acceptance of Business Formation

This letter is to confirm the acceptance of the following business formation:

Business ID: **912226**

Filing #: **5874661**

Effective Date: **09/23/2022**

Payment Transaction #: **20229980655127001**

To maintain your business registration in good standing, you must maintain a Registered Agent at all times. You must also file an annual report no later than April 1st of each year. To file your annual report please go to https://quickstart.sos.nh.gov/online/Account.

It is incumbent upon you to keep this office informed of address or email changes to ensure that all communications from our office reaches you. There is no charge for address changes.

Please visit our website for helpful information regarding all your business needs. If you require assistance or should you have any questions, you may contact the Corporation Division using the information provided below.

Please reference your Business ID in your communication.

Thank you,

New Hampshire Department of State
Corporation Division



Filed
Date Filed : 09/23/2022 01:16:00 PM
Effective Date : 09/23/2022 01:16:00 PM
Filing # : 5874661   Pages : 2
Business ID : 912226
David M. Scanlan
Secretary of State
State of New Hampshire

State of New Hampshire

Department of State

Form 11
RSA 293-A:2.02
RSA 293-C:3

ARTICLES OF INCORPORATION

The undersigned, acting as incorporator(s) of a corporation under the New Hampshire Business Corporation Act, adopt(s) the following articles of incorporation for such corporation:

FIRST: The name of the corporation is:

LOZURI INC.

Principal Business Information

Principal Office Address:

1 Prescott Road	**Windham**	**NH**	**03087**
(no. & street)	(city/town)	(state)	(zip code)

Principal Mailing Address (if different):

1 Prescott Road	**Windham**	**NH**	**03087**
(no. & street)	(city/town)	(state)	(zip code)

Business Phone: **NONE**

Business Email: **kanishkaw@hotmail.com**

Notification Email: **kanishkaw@hotmail.com**

☑   Please check if you would prefer to receive the Annual Report Reminder Notice by email.

SECOND: The number of shares the corporation is authorized to issue:

Share Type (optional)	No. of Authorized Shares	Par Value (optional)	Comments (optional)
Common	**1000000**	**$0.00**	**NONE**

THIRD: The name of the corporation's initial registered agent is:

Kanishka Wijayasiri

The complete address of its initial registered office (agent's business address) is:

1 Prescott Road	**Windham**	**NH**	**03087**
(no. & street)	(city/town)	(state)	(zip code)

FOURTH: Describe the <u>principal</u> purpose or purposes for which the corporation is organized (and if known, list the NAICS Code and Sub Code) [if more space is needed, attach additional sheet(s)]:

Mailing Address - Corporation Division, NH Department of State, 107 North Main Street, Room 204, Concord, NH 03301-4989
Physical Location - State House Annex, 3rd Floor, Room 317, 25 Capitol Street, Concord, NH
Phone: (603)271-3246 | **Fax:** (603)271-3247 | **Email:** corporate@sos.nh.gov | **Website:** sos.nh.gov

Other / Online Distributor of Luxury Products

(A benefit corporation shall have a purpose of creating general public benefit per RSA 293-C:6).

FIFTH: The above named business **is not** (is/is not) electing, by at least the minimum status vote defined by RSA 293-C:2, VII, to become a benefit corporation pursuant to RSA 293-C.

Fiscal year end date of the benefit corporation: **Not Stated**   .

month and day

The period of its duration is: **Perpetual**   .

SIXTH: List the name of each incorporator and their business address:

Name	Address
Kanishka Wijayasiri	1 Prescott Road, Windham, NH, 03087, USA

SEVENTH: List the name of each officer and/or director and their business address:

Name	Title	Address
Kanishka Wijayasiri	Director	1 Prescott Road, Windham, NH, 03087, USA
Rochelle Perera	Director	1 Prescott Road, Windham, NH, 03087, USA
Kanishka Wijayasiri	President	1 Prescott Road, Windham, NH, 03087, USA
Rochelle Perera	Vice President	1 Prescott Road, Windham, NH, 03087, USA

Title: **President**

Signature: **Kanishka Wijayasiri**

Name of Signer: **Kanishka Wijayasiri**

Date signed: **09/23/2022**

Effective Date: **09/23/2022 01:16:00 PM**

Note: The sale or offer for sale of capital stock of the corporation will comply with the requirements of the New Hampshire Uniform Securities Act (RSA 421-B). The capital stock of the corporation: 1) has been registered or when offered will be registered under RSA 421-B; 2) is exempted or when offered will be exempted under RSA 421-B; 3) is or will be offered in a transaction exempted from registration under RSA 421-B; 4) is not a security under RSA 421-B; OR 5) is a federal covered securities under RSA 421- B. The statement above shall not by itself constitute a registration or a notice of exemption from registration of securities within the meaning of sections 448 and 461(i)(3) of the United States Internal Revenue Code and the regulation promulgated thereunder.

DISCLAIMER: All documents filed with the Corporation Division become public records and will be available for public inspection in either tangible or electronic form.

State of New Hampshire
Department of State

CERTIFICATE OF EXISTENCE

OF

LOZURI INC.

This is to certify that **LOZURI INC.** is registered in this office as a **New Hampshire Profit Corporation** to transact business in New Hampshire on 9/23/2022 1:16:00 PM.

Business ID: **912226**



IN TESTIMONY WHEREOF,

I hereto set my hand and cause to be affixed

the Seal of the State of New Hampshire,

this 23rd day of September A.D. 2022

David M. Scanlan

Secretary of State